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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               DT INDUSTRIES, INC.
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                              (Name of Issuer)

                                  COMMON STOCK
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                       (Title of Class of Securities)

                                  23333J 10 8
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                                 (CUSIP Number)

                                 JUNE 20, 2002
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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CUSIP NO.  23333J 10 8                  13G                    PAGE 2 OF 5 PAGES
                                 AMENDMENT NO. 1
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

            The Northwestern Mutual Life Insurance Company 39-0509570
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

          Wisconsin
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    Number of
                           5       Sole Voting Power

      Shares                          3,754,568
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                          0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                            3,754,568
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                           0
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

               3,754,568
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)

                N/A
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 11     Percent of Class Represented by Amount in Row (9)

                15.2%
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 12     Type of Reporting Person (See Instructions)
                 IC
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CUSIP NO.:  23333J 10 8             13G              Page 3 of 5 Pages
                                 AMENDMENT NO. 1
ITEM 1

         (a)      Name of Issuer: DT Industries, Inc.

         (b) Address of Issuer's Principal Executive Offices: 907 West Fifth Street, Dayton, OH 45407

ITEM 2

         (a)      Name of Person Filing: The Northwestern Mutual Life Insurance
                  Company

         (b) Address of Principal Business Office: 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

         (c)      Citizenship or Place of Organization: Wisconsin

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 23333J 10 8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      / / Broker or Dealer registered under Section 15 of the Act

         (b)      / / Bank as defined in section 3(a)(6) of the Act

         (c) /X/ Insurance company as defined in section 3(a)(19) of the Act

         (d) / / Investment company registered under section 8 of the Investment Company Act of 1940

         (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

         (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

         (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

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CUSIP NO.:  23333J 10 8             13G              Page 4 of 5 Pages
                                 AMENDMENT NO. 1

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j)      / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

ITEM 4            OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: 3,754,568 shares (including 1,071,429 shares which may be acquired by conversion of 7.16% Convertible Preferred Securities, Term Income Deferrable Equity Securities of DT Capital Trust, a statutory business trust formed under the laws of the State of Delaware).

         (b)      Percent of Class:  15.2%

         (c)      Number of shares as to which such person has:

                   (i)         Sole power to vote or to direct the vote:
                               3,754,568

                   (ii)        Shared power to vote or to direct the vote: 0

                   (iii) Sole power to dispose or to direct the disposition of: 3,754,568

                   (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be

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CUSIP NO.:  23333J 10 8             13G              Page 5 of 5 Pages
                                 AMENDMENT NO. 1
the beneficial owner of more than five percent of the class of securities, check the following / /.



ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:  N/A

ITEM 7            IDENTIFICATION AND CLASSIFICATION OF THE
                  SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                  REPORTED ON BY THE PARENT HOLDING COMPANY OR
                  CONTROL PERSON:  N/A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                  THE GROUP:  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:  N/A

ITEM 10           CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2002

                                                  THE NORTHWESTERN MUTUAL LIFE
                                                  INSURANCE COMPANY


                                                  By:  /s/  Robert J. Berdan
                                                       Robert J. Berdan
                                                       Vice President, General
                                                       Counsel and Secretary